EXHIBIT 99.3

[LETTERHEAD OF NATIONWIDE HEALTH PROPERTIES, INC.]

Dear Stockholder:

We are pleased to announce that Nationwide Health Properties, Inc. has enhanced its current Dividend Reinvestment Plan. The enhanced plan includes the following key features:

•	Current stockholders can now purchase additional shares of $100 to $10,000 per month. At the option of the stockholders, the investments can be made electronically with automatic monthly deductions from their personal bank accounts. We may permit optional cash investments in excess of $10,000 per month.

•	New investors can purchase shares with an initial investment of $750 to $10,000. We may permit initial investments in excess of $10,000.

•	Shares issued pursuant to the enhanced plan will be newly issued shares and/or shares purchased in the open market or privately negotiated transactions. If we elect to sell newly issued shares, stockholders may be entitled to a discount of up to 5%.

•	Stockholders can deposit share certificates for safekeeping at no cost.

Please review the enclosed Dividend Reinvestment and Stock Purchase Plan prospectus for a more detailed description of the plan. To enroll, please complete the enclosed enrollment form. Enrollment forms, purchase requests, sale requests and other transactions or services offered through the enhanced plan should be directed to:

The Bank of New York

Dividend Reinvestment Services

P.O. Box 1958

Newark, New Jersey 07101-1958

Stockholders currently enrolled in the Nationwide Health Properties, Inc. Dividend Reinvestment Plan do not need to reapply unless they wish to take advantage of the new investment features.

Thank you for your continued interest in Nationwide Health Properties, Inc.

Sincerely,